U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
FORM 4

-----     Check this box if no longer
          subject to Section 16. Form 4
          or Form 5 obligations may continue.
          SEE Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person:

     Andriani               Marino
    ------------------------------------------------------------
    (Last)                    (First)                 (Middle)

     c/o Emerson Radio Corp., 9 Entin Road
    ------------------------------------------------------------
    (Street)

     Parsippany                    NJ                    07054
    ------------------------------------------------------------
    (City)                     (State)                 (Zip)

2.  Issuer Name and Ticker or Trading Symbol:

                       EMERSON RADIO CORP. (MSN-AMEX)

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Statement for (Month/Year):  03/99

5.  If Amendment, Date of Original (Month/Year):

6. Relationship of Reporting Person to Issuer (Check all applicable):

     Director                             10% Owner
-----                               -----
  X   Officer (give title below):         Other (specify below):
-----                               -----

              PRESIDENT-EMERSON RADIO CONSUMER PRODUCTS CORP.
              -----------------------------------------------

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title     2.Trans-  3.Trans-   4.Secur-    5.Amount    6.Own-   7.Nature
of          action    action     ities       of          ership   of In-
Security    Date      Code       Acquired    Securi-     Form:    direct
(Instr.3)   (Month/   (Instr.    (A) or      ties        Direct   Bene-
            Day/      8)         Disposed    Benefi-     (D) or   ficial
            Year)                of (D)      cially      In-      Owner-
                                 (Instr.     Owned at    direct   ship
                                 3,4 and     End of      (I)      (Instr.
                                 5)          Month       (In-     4)
                                             (Instr.     str.
                                             3 and 4)    4)
--------    -------   -------    --------    --------    ------   -------
 NONE


Reminder:   Report on a separate line for each class of securities  beneficially owned directly or indirectly.

  TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities):

1.Title     2.Conversion    3.Trans-    4.Trans-      5.Number     6.Date
of          or Exercise     action      action Code   of Deriv-    Exer-
Derivative  Price of        Date        (Instr. 8)    ative        cisable
Security    Derivative      (Month/                   Securi-      and Ex-
(Instr. 3)  Security        Day/Year)                 ties         piration
                                                      Acquired     Date
                                                      (A) or       (Month/
                                                      Disposed     Day/
                                                      of (D)       Year)
                                                      (Instr.
                                                      3, 4 and
                                                      5)
--------    ----------      --------    ---------     ---------    -------
EMPLOYEE    $2.563          04/08/96    D (1)         75,000       Exercis.:
STOCK                                                 (D)          (2)
OPTION                                                             Exp.:
(RIGHT                                                             04/08/06
TO BUY)                                                            (2)


EMPLOYEE    $1.00           05/01/98    A             75,000       Exercis.:
STOCK                                                 (A)          (2)
OPTION                                                             Exp.:
(RIGHT                                                             04/08/06
TO BUY)                                                            (2)


7. Title     8.Price of    9.Number      10. Owner-    11.Nature
and          Derivative    of Deriv-     ship Form     of In-
Amount of    Security      ative         of Deriva-    direct
Underlying   (Instr. 5)    Securities    tive Secur-   Bene-
Securi-                    Bene-         ity:          ficial
ties                       ficially      Direct (D)    Owner-
(Instr. 3                  Owned at      or Indirect   ship
and 4)                     End of        (I)           (Instr. 4)
                           Month         (Instr. 4)
                           (Instr.4)

----------  ----------     ---------     -----------   ---------
Common                         -0-           D
Stock
75,000

Common                       75,000          D
Stock
75,000


Explanation of Responses:

(1) Cancellation of option in connection with grant of replacement option due to repricing of the existing option.

(2) The reported transaction involved the repricing of an existing option which provided for vesting in three equal installments beginning April 8, 1997. At the time of repricing, the vesting term was amended to provide that 66-2/3% of the options granted were vested immediately, to continue the vesting terms of the original options granted, and the vesting term of the remaining 33-1/3% of the options granted remained unchanged.



      /s/ Marino Andriani                        March 22, 1999
      --------------------------------------     ----------------
      **Signature of Reporting Person               Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).